EXHIBIT 99.1

Endeavour Silver Continues to Intersect High-Grade Silver-Gold Mineralization at its Bolañitos Operation

VANCOUVER, British Columbia, Feb. 21, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (TSX: EDR, NYSE: EXK) is pleased to report positive drill results from its exploration program at the Bolañitos Mine in Guanajuato State, Mexico. The 2024/2025 program focused on one key area, drilling the La Luz vein. Surface drilling intersected high-grade gold and silver mineralization and provides opportunities to replace reserves, increase resources and extend mine life.

“For more than 17 years, our exploration success has been integral to the ongoing operations at Bolañitos,” said Dan Dickson, Chief Executive Officer. “The latest results highlight our focus on efficient, cost-effective exploration, which continues to extend the mine’s life."

Highlight Drill Results from La Luz Vein Structure

  1.17 gpt Au and 449 gpt Ag for 542 gpt AgEq over a 1.02 m ETW, including 1.73 gpt Au and 798 gpt Ag for 936 gpt AgEq over 0.38 m in hole LZ46-3
  2.43 gpt Au and 1,063 gpt Ag for 1,258 gpt AgEq over a 1.62 m ETW, including 9.61 gpt Au and 4,070 gpt Ag for 4,839 gpt AgEq over 0.34 m in hole LZ48-1

Abbreviations include: gpt: grams per tonne; Au: gold; Ag: silver; ETW: estimated true width; m: metre; silver equivalents are calculated at a ratio of 80:1 silver:gold.

Drilling Context

In the last quarter of 2024, a surface diamond drilling program began in the north extension of the La Luz vein, in the area of the San Bernabé Adit and San Rafael Shaft, an area within 500 metres from the Asunción mine, exploited in previous years by the Company.

To date, eight drill holes totaling 2,000 metres has outlined high-grade mineralization over 100 metres in length to a depth of 200 metres. The area remains open to the south and to depth. Drilling will continue in the area for the first half of 2025.

Figure 1: Surface map of the San Bernabe-San Rafael Area, Bolañitos project

Figure 2: Longitudinal section of La Luz (San Bernabe – San Rafael area)

Table 1. La Luz Drill Results

Hole	Structure	From (m)	To (m)	True Width (m)	Au (gpt)	Ag (gpt)	AgEq (gpt)

LZ46-3	La Luz	264.90	266.50	1.02	1.17	449	542
	Including	264.90	265.50	0.38	1.73	798	936
LZ47-2	La Luz	223.90	226.30	1.67	0.41	183	216
	Including	223.90	224.45	0.38	0.74	269	329
LZ47-3	La Luz	189.05	190.40	0.95	2.03	70	233
	Including	190.15	190.40	0.18	3.36	22	290
LZ48-1	La Luz	265.85	268.75	1.62	2.43	1,063	1,258
	Including	267.45	268.05	0.34	9.61	4,070	4,839
LZ48-3	La Luz	144.75	147.50	2.49	3.15	71	322
	Including	144.75	145.50	0.68	5.63	47	497

Note: Drill holes LZ46-2, LZ48-2 and LZ50-2 returned no significant results

Silver equivalents are calculated at a ratio of 80:1 silver:gold. All widths are estimated true widths.

About Endeavour Silver

Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Qualified Person

Dale Mah, P.Geo., Vice President Corporate Development, a qualified person under NI 43-101, has approved the scientific and technical information contained in this news release.

A quality control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS Labs, where they are dried, crushed, split and 250-gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption finish and silver by aqua regia digestion with ICP finish, over-limits by fire assay and gravimetric finish.

Contact Information

Allison Pettit
Director, Investor Relations
Tel: (604) 685 - 9775
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding mineral reserves, mineral resources, the life of the Bolañitos Mine, future drilling at the Bolañitos Mine, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in production and costs guidance; the reliability of mineral resource Estimates; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments’ legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, the reliability of mineral resource Estimates; mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

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